SAZI FOODS, LLC
STATEMENT OF INCOME & EXPENSES & MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(See Independent Accountants' Compilation Report)

UNAUDITED

REVENUE	$ --
GENERAL & ADMINISTRATIVE EXPENSES	
Research & Development	320
Marketing	640
Telephone & Internet	1,800
Legal Fees	756
Travel & Entertainment	130
Rent	3,000
Auto Expense	200
Dues	180
Office Supply & Expense	187
TOTAL EXPENSES	7,213
NET REVENUE (LOSS)	(7,213)
MEMBER'S EQUITY:	
Balance, Beginning	(50,000)
Member Contributions	7,213
MEMBER'S EQUITY, ENDING	$(50,000)

SAZI FOODS, LLC
STATEMENT OF INCOME & EXPENSES & MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

REVENUE	$ --
GENERAL & ADMINISTRATIVE EXPENSES	
Consulting Fees	2,300
Research & Development	462
Marketing	6,279
Telephone & Internet	1,928
Legal Fees	1,509
Travel & Entertainment	2,743
Rent	3,000
Auto Expense	1,000
Dues	600
Office Supply & Expense	247
TOTAL EXPENSES	20,068
NET REVENUE (LOSS)	(20,068)
MEMBER'S EQUITY:	
Balance, Beginning	(50,000)
Member Contributions	20,068
MEMBER'S EQUITY, ENDING	$(50,000)